Submitted electronically

April 19, 2011

Laura Hatch
U.S. Securities and Exchange Commission
Division of Investment Management
450 West Fifth Street N.W.
Washington D.C. 20549-0903

RE:  Johnson Mutual Funds, File No. 33-52970 and 811-7254;
        Review of EDGAR Filings

Dear Ms. Hatch:

Please find below the Trust's responses to your comments concerning your review of the Johnson Mutual Funds 2010 EDGAR Filings.  Your comments were provided to me in a conference call on March 21, 2011 and are listed below with our response to each of the issues you addressed.

1.	Form N-Q Filed for September 30, 2010
a.	Portfolios should be identified as unaudited;
b.	FASB 161 Notation should be included for the Enhanced Return Fund since it owns derivatives;

Response:  We did add the language according to FASB 161 and the Form N-Q was filed through the EDGAR System on April 1, 2011.  All future N-Q Forms filed will be referenced as “Unaudited.”

2.	NSAR for December 31, 2010
a.	NSAR was filed as an NSAR B instead of an NSAR A.

Response:  We have reviewed with the company we use for our filings so that this does not occur in the future.

3.	Statement of Additional Information (“SAI”) for May 1, 2010
a.	SAI was filed without the enhanced director disclosure required by Item 17 of Form N-1A that was effective December 16, 2009.

Response:  We will incorporate the required disclosure beginning with the 2011 SAI.

The Trust hereby acknowledges that:

(a)	The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff of the Securities and Exchange Commission (the “Staff”);

(b)	Staff comments or changes to disclosure in response to Staff comments in a filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(c)	The Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact the undersigned at 513-661-3100.

Sincerely,

Marc Figgins
CFO/Treasurer, Johnson Mutual Funds